UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MEDIANET GROUP TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

58447E108
 (CUSIP Number)

c/o Zen Holding Group Limited.
197 Main Street, Road Town
Tortola, British Virgin Islands
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 19, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58447E108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zen Holding Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7.	SOLE VOTING POWER -0-
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 214,178,946 shares of Common Stock
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10.	SHARED DISPOSITIVE POWER 214,178,946 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,178,946 shares of Common Stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.2% of Common Stock*
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 58447E108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael B. Hansen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF	7.	SOLE VOTING POWER -0-
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 214,178,946 shares of Common Stock
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10.	SHARED DISPOSITIVE POWER 214,178,946 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,178,946 shares of Common Stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.2% of Common Stock*
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 58447E108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michel Saouma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF	7.	SOLE VOTING POWER -0-
SHARES BENEFICIALLY	8.	SHARED VOTING POWER 214,178,946 shares of Common Stock
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10.	SHARED DISPOSITIVE POWER 214,178,946 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,178,946 shares of Common Stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.2% of Common Stock*
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relate is the Common Stock of  MediaNet Group Technologies, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 5200 Town Center Circle, Suite 601, Boca Raton, FL 33486..

Item 2.	Identity and Background.

(a)           This statement is filed by Zen Holding Group Limited (“Zen”), a British Virgin Islands business company, Michael B. Hansen and Michel Saouma.  Zen, Mr. Hansen and Mr. Saouma are referred to herein as the “Reporting Persons.”

(b), (c)    The principal executive office of Zen is located at 197 Main Street, Road Town, Tortola, British Virgin Islands.  Its principal business purpose is to administer and hold investments.  Mr. Hansen’s address is The Palm Jumeirah, P.O. Box 283612, Dubai, U.A.E.  His current principal occupation is serving as President and Chief Executive Officer of the Issuer.  Mr. Saouma’s address is Amine Gemayelstreet 226, Beirut, Achrafieh, Lebanon. His current principal occupation is an entrepreneur and investor.

(d)           None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Zen is organized under the laws of the British Virgin Islands.  Mr. Hansen is a citizen of Denmark. Mr. Saouma is a citizen of Denmark.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger, dated August 10, 2009 (the “Merger Agreement”) and as amended September 25, 2009, among the Issuer, MediaNet Merger Sub, Inc. and CG Holdings Limited (“CG”), the Issuer acquired (the “Merger”) on October 19, 2009 (the “Merger Closing Date”) all of the outstanding shares of CG in exchange for the issuance to CG’s shareholders of 5,000,000 shares of the Company’s Series A Convertible Preferred Stock (the “Preferred Stock”).  The Merger Agreement provides that the issued and outstanding Preferred Stock will be automatically converted into common stock of the Company (“Common Stock”) at such time as the Company’s articles of incorporation are amended to increase the number of authorized shares of Common Stock to 500,000,000 shares (the “Common Stock Amendment”).  Assuming all of the shares of Preferred Stock were converted into Common Stock as of October 19, 2009, Zen, as the former sole record holder of CG, would have become the record holder of 90% of the then issued and outstanding Common Stock, on a fully diluted basis.

Mr. Hansen and Mr. Saouma have the indirect shared right to vote and make investment decisions with respect to these shares held by Zen pursuant to an oral agreement.  As of the Merger Closing Date, Zen was held of record by two shareholders: MBD Investment Limited, a British Virgin Islands company ("MBD"), which held 50% of the stock of Zen, and Sara Alpha Limited, a British Virgin Islands company, which held 50% stock of Zen as a trustee for Michel Saouma.  Sara Alpha also serve as the sole record holder of MBD pursuant to the terms of a trust agreement with Mr. Hansen.

On each of December 24, 2009 and May 24, 2010, the rate at which the Preferred Stock converts into the Common Stock (the “Conversion Rate”) was amended upon discovery of certain understatements in the number of shares of the Common Stock outstanding prior to the Merger.  More specifically, in order to permit the holders of the Preferred Stock to maintain their expected percentage ownership after taking into account the additional shares of Common Stock outstanding as of the Merger Closing Date, the Conversion Rate increased from 53.8229736 on the Merger Closing Date to 54.7229736 on December 24, 2009 to 55.514574 on May 24, 2010 (the “Conversion Rate Adjustments.

On May 24, 2010, Zen returned to the Company 1,141,933 shares of Preferred Stock convertible into 63,393,924 shares of Common Stock (the “Adjustment Shares”).  These shares were returned to take account of certain anticipated transfers of stock by Zen and its affiliates prior to the Merger Closing Date which did not occur as exception due to the acceleration of the Merger Closing Date and certain changes in to the structure of the Merger.

Item 4.	Purpose of Transaction.

The purpose of the transaction was to acquire economic, operational, and voting control of the Issuer. As a condition precedent to the consummation of the transaction, the Board of Directors of the Issuer was required to and did approve the transaction.

The Preferred Stock votes with the Common Stock as a single class with each holder of Preferred Stock entitled to 55.514574 votes for each share of Preferred Stock.  Accordingly, based upon the number of shares of Common Stock and Preferred Stock outstanding as of May 24, 2010, Zen has the right to vote approximately 88.2% of the outstanding voting securities of the Issuer and generally has the power to elect directors to serve on the Issuer’s Board of Directors.

Pursuant to the Merger Agreement, the Issuer agreed to appoint Mr. Hansen as a director, President and Chief Executive Officer of the Issuer, Kent L. Holmstoel as a director, Chairman of the Board of Directors, and Chief Operating Officer of the Issuer, and Andreas Kusche as a director and General Counsel of the Issuer. The appointment of Messrs. Hansen and Holmstoel to the Board will be effective upon the Issuer’s compliance with Rule 14f-1 promulgated pursuant to the Securities Exchange Act of 1934, as amended. Mr. Kusche was appointed to the Board on March 4, 2010 to fill a Board vacancy created in March 2010.  The Reporting Persons do anticipate seeking to influence the nomination and election of directors in the future.  As of the date hereof, the Reporting Persons have no immediate plans or proposals which would result in any change in the present board of directors or management of the Issuer other than as set forth above.

Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing shares of Common Stock in the open market or otherwise, (ii) making an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction, a series of negotiated transactions or otherwise, (iii) causing the Common Stock to be deregistered through a squeeze out merger transaction or otherwise, or (iv) presenting proposals for consideration at annual or special meetings of the Issuer’s shareholders. The Reporting Persons may also sell some or all of their shares of Preferred Stock or Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any definitive plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Other than the proposed Common Stock Amendment described above, any material change in the present capitalization or dividend policy of the Issuer;

(e)           Any other material change in the Issuer’s business or corporate structure;

(f)           Other than the proposed Common Stock Amendment described above , changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)           Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate number and percentage of shares of the Common Stock to which this Schedule 13D relates is 214,178,946 shares, which represents 88.2% of the total number of shares of the Common Stock of the Issuer outstanding as of May 24, 2010.  Zen directly beneficially owns 3,858,067 shares of Preferred Stock, which are convertible into 214,178,946 shares of Common Stock. By virtue of Mr. Hansen’s and Mr. Saouma’s indirect shared right to vote and make investment decisions with respect to the shares held by Zen pursuant to an oral agreement, each of the Mr. Hansen and Mr. Saouma may be deemed to share indirect beneficial ownership of the shares directly beneficially owned by Zen.

(b)           Zen, Mr. Hansen and Mr. Saouma have the shared power to vote the shares of Preferred Stock.

(c)           Except for the return of the Adjustment Shares described in the Schedule 13D, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Stock or Preferred Stock.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an agreement between the Issuer and Zen, dated May 24, 2010, the Company has agreed with Zen to register with the SEC Zen’s proposed distribution of the Company’s Common Stock once issued to Zen to those persons having a pecuniary interest in Zen.  A copy of this agreement is filed as Exhibit B hereto and incorporated by reference herein.

Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (filed herewith)

Exhibit B  - Agreement between the Issuer and Zen, dated as of June 24, 2010.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ZEN HOLDING GROUP LIMITED

Date: June 24, 2010	/s/ Michael B. Hansen
Name: Michael B. Hansen
Title: Authorized Representative

Date: June 24, 2010	/s/ Michael B. Hansen
Name: Michael B. Hansen

Date: June 24, 2010	/s/ Michel Saouma
Michel Saouma

EXHIBIT A - JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto, with regard to the Common Stock of MediaNet Group Technologies, Inc., a Nevada corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 24h day of June 2010.

ZEN HOLDING GROUP LIMITED

Date: June 24, 2010	/s/ Michael B. Hansen
Name: Michael B. Hansen
Title: Authorized Representative

Date: June 24, 2010	/s/ Michael B. Hansen
Name: Michael B. Hansen

Date: June 24, 2010	/s/ Michel Saouma
Michel Saouma